

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2014

Via E-mail
Ronald W. Fleming
Chief Financial Officer
AdCare Health Systems, Inc.
1145 Hembree Road
Roswell, GA 30076

> **Re: AdCare Health Systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 15, 2014**
> **File No. 000-33135**

Dear Mr. Fleming:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Decision to Transition the Company…, page 27

1. We note that you and your financial advisor, SunTrust Robinson Humphrey, engaged in several discussions and presentations with prospective buyers. We further note that certain prospective buyers may have expressed minimal or no interest in acquiring your operations. Please expand your disclosure to explain what you mean by "none of the prospective acquirers would fairly value our operations or our real estate or otherwise provide meaningful value to our shareholders." Based on your disclosure, it appears some prospective buyers did express an interest in your business as a whole. Please specifically discuss why you believe the value was inadequate. Lastly, please present financial analyses to support your decision to pursue the Additional Leasing Transactions strategy. We note your disclosure on page 29 indicating that your working group considered financial analyses and pro forma financial information.

2. Please expand your disclosure to detail the status of your discussions with "certain regional third-party operators" to lease or sublease certain of your skilled nursing and assisted living facilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Emily Drazan, Attorney-Adviser, at (202) 551-3208, or me at (202) 551-3810 if you have any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Lori A. Gelchion
        Rogers & Hardin LLP